July 16, 2003

Beth Copeland – Media
(317) 269-1395

William J. Brunner – Shareholders & Analysts
(317) 269-1614

FOR IMMEDIATE RELEASE

First Indiana Announces Second Quarter 2003 Loss of $1.7 Million

(Indianapolis) – First Indiana Corporation (NASDAQ – FINB) today announced a net loss of $1.7 million, or $0.11 per diluted share, for the quarter ended June 30, 2003. Earnings for the second quarter of the previous year were $6.9 million, or $0.43 per diluted share. For the six months ended June 30, 2003, First Indiana's earnings were $3.0 million, or $0.19 per diluted share, compared to $13.3 million, or $0.84 per diluted share, for the same period in 2002.

Performance in the second quarter of 2003 was significantly impacted by loan charge-offs of $15.4 million relating to two commercial loan clients. First, a large contractor in the Indianapolis area experienced significant cash flow difficulty. As a result, this loan was placed on non-accrual status and was charged down to liquidation value in the second quarter of 2003. Second quarter charge-offs also reflect the completion of management's review of the under-collateralized loans in one of the Bank's out-of-state offices, previously disclosed during the first quarter of 2003, for which a provision of $2.0 million was provided at that time.

The second quarter provision for loan losses of $16.1 million was driven by the two major items discussed above. Excluding the after-tax effect of $8.3 million from these charge-offs, earnings in the second quarter of 2003 were $6.6 million, or $0.42 per diluted share. This non-GAAP information is provided to demonstrate the impact of these two credits on the reported second quarter 2003 net loss. First Indiana remains "well-capitalized," the highest rating pursuant to the interagency guidelines for capital at national banks.

The Corporation has engaged an independent evaluation firm to examine the commercial loan portfolio in detail with regard to its internal loan grading and documentation and to deliver a written report to the board of directors.

In addition, Owen B. (Bud) Melton, Jr., president and chief operating officer of the Corporation and president and chief executive officer of the Bank, announced that he will retire from the Corporation and the Bank, effective December 31, 2003. Marni McKinney, vice chairman and chief executive officer of the Corporation, said, "Bud's skill sets are many. He has served the Corporation and the Bank well during his 25-year tenure here and is a valuable resource to Bob McKinney and me." McKinney indicated that the Corporation has engaged a national executive recruiting firm to conduct a search for Melton's replacement.

The Corporation also announced today that David L. Maraman, who has 31 years of banking experience, has been elected the chief lending officer of the Bank, effective July 23, 2003. In addition, he will assume the role of acting chief credit officer until a permanent chief credit officer is named. It is expected that a new chief credit officer will be named after determination of the new Bank chief executive officer. McKinney said,

"David is a great fit for this position. He has acted both as senior vice president for credit policy for a major bank and in his most recent position was instrumental in achieving significant commercial loan growth coupled with sound credit quality."

Non-performing assets were $44.1 million at June 30, 2003, compared to $55.5 million at March 31, 2003 and $42.0 million at June 30, 2002. Business non-performing loans of $11.4 million at June 30, 2003 include remaining loan balances of $1.6 million relating to the large contractor mentioned above, and single-family construction and commercial real estate non-performing loans include remaining loan balances of $6.7 million relating to the out-of-state builder mentioned above.

The provision for loan losses was $16.1 million for the second quarter 2003, compared to $4.2 million for the second quarter 2002. For the six months ended June 30, 2003, the provision for loan losses was $22.3 million, compared to $6.8 million for the same period in 2002.

Net loan charge-offs for the second quarter 2003 were $18.0 million, compared to $5.0 million for the second quarter 2002. Included in net charge-offs for the second quarter of 2003 were the charge-offs outlined above and a $1.5 million charge-off for a business loan for which an allowance had been previously established. Net loan charge-offs for the six months ended June 30, 2003 were $22.3 million, compared to $6.6 million for the same period in 2002.

Net interest margin increased to 3.86 percent for the second quarter of 2003, compared with 3.73 percent for the first quarter of 2003 and 3.76 percent for the second quarter of 2002, reflective of the Corporation's asset sensitive position. However, the 25 basis point rate cut by the Federal Reserve Board late in the second quarter of 2003 will place pressure on net interest margin in the near term.

Net interest income was $20.3 million for the three months ended June 30, 2003, compared with $18.5 million for the three months ended June 30, 2002. For the six months ended June 30, 2003, net interest income was $39.8 million, compared with $35.7 million for the same period in 2002.

First Indiana's average core demand and savings deposits increased 11 percent on an annualized basis to $840.7 million for the second quarter of 2003 from $818.5 million for the first quarter of 2003. This increase resulted largely from continued emphasis on acquisition of low cost core deposits of checking, savings, and money market accounts.

Non-interest income for the second quarter 2003 was $12.5 million, compared with $12.0 million for the same period last year. Targeted business segments of deposit fees, trust fees, and sale of loans increased for the quarter. However, as a result of increasing residential and home equity loan prepayment speeds, loan servicing fees were reduced and impairment in capitalized loan servicing rights increased, causing a decrease in loan servicing income during the second quarter of 2003 compared to the second quarter of 2002. Non-interest income for the six months ended June 30, 2003 was $26.5 million, compared with $24.4 million for the same period last year.

Non-interest expense was $19.7 million for the second quarter of 2003, compared to $19.8 million for the first quarter of 2003 and $15.3 million for the second quarter of 2002. The increase over the second quarter of 2002 is primarily due to the inclusion of MetroBanCorp expenses after the acquisition date of January 13, 2003. Approximately

$300,000 in expenses were directly associated with the integration of MetroBank year-to-date, with $200,000 of those expenses being incurred during the second quarter of 2003.

MetroBank branches began operating under the First Indiana Bank name and the integration of MetroBank was completed during the second quarter of 2003. The MetroBanCorp merger is expected to be accretive in 2003.

Marni McKinney, Bud Melton, and William J. Brunner, chief financial officer, will host a conference call to discuss second quarter financial results on Thursday, July 17, 8:00 a.m. EST (Indianapolis time.) (Indianapolis is one hour earlier than New York.) To participate, please call (800) 278-9857 and ask for First Indiana second quarter earnings. A replay of the call will be available 11:00 a.m. EST on Thursday, July 17, through 5:00 p.m., Friday, July 25. To hear the replay, call (800) 642-1687 and use conference ID: 1141532.

First Indiana Corporation (NASDAQ – FINB) is a full-service financial services company offering comprehensive financial solutions to businesses and individuals. It is the holding company for First Indiana Bank, N.A., the largest commercial bank headquartered in Indianapolis, and Somerset, an accounting and consulting firm. Founded in 1915, First Indiana Bank is a national bank with 33 offices in Central Indiana, plus construction and consumer loan offices in Indiana, Arizona, Florida, Illinois, North Carolina, and Ohio. First Indiana also originates consumer loans in 46 states through a national independent agent network. Through Somerset and FirstTrust Indiana, First Indiana offers a full array of tax planning, accounting, consulting, retirement and estate planning, and investment advisory and trust services. Information about First Indiana is available at (317) 269-1200, or at www.firstindiana.com, which is not a part of this news release.

Statements contained in this news release that are not historical facts may constitute forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended) which involve significant risks and uncertainties. First Indiana intends such forward-looking statements to be covered by the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe-harbor provisions. The ability to predict results or the actual effect of future plans or strategies is inherently uncertain, and involves a number of risks and uncertainties. In particular, among the factors that could cause actual results to differ materially are general economic conditions, unforeseen international political events, changes in interest rates (including reductions or increases in lending rates established by the Board of Governors of the Federal Reserve System), changes in consumers' investment decisions due to shifts in interest rates, loss of deposits and loans to other savings and financial institutions, substantial changes in financial markets, changes in real estate values and the real estate market, regulatory changes, or unanticipated results in pending legal proceedings or regulatory filings. The fact that there are various risks and uncertainties should be considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements.

-30-

Financial Highlights
First Indiana Corporation and Subsidiaries
(Dollars in Thousands, Except Per Share Data)
(Unaudited)

	For the Three Months Ended June 30				For the Six Months Ended June 30			
		2003		2002		2003		2002
Net Interest Income	$	20,250	$	18,473	$	39,791	$	35,667
Provision for Loan Losses		16,091		4,159		22,328		6,769
Non-Interest Income		12,534		11,955		26,453		24,449
Non-Interest Expense		19,661		15,293		39,420		32,383
Net Earnings (Loss)		(1,723)		6,896		3,005		13,279
Basic Earnings (Loss) Per Share	$	(0.11)	$	0.44	$	0.19	$	0.86
Diluted Earnings (Loss) Per Share		(0.11)		0.43		0.19		0.84
Dividends Per Share		0.165		0.160		0.330		0.320
Net Interest Margin		3.86 %		3.76 %		3.80 %		3.68 %
Efficiency Ratio		59.97		50.26		59.51		53.87
Annualized Return on Average Assets		(0.31)		1.34		0.27		1.31
Annualized Return on Average Equity		(3.07)		12.80		2.69		12.53
Average Shares Outstanding		15,540,010		15,546,223		15,556,731		15,510,241
Average Diluted Shares Outstanding		15,540,010		15,899,768		15,682,268		15,813,105

	At June 30			
		2003		2002
Assets	$	2,250,394	$	2,097,338
Loans		1,903,850		1,810,094
Deposits		1,545,584		1,383,548
Shareholders' Equity		217,541		218,063
Shareholders' Equity/Assets		9.67 %		10.40 %
Shareholders' Equity Per Share	$	14.00	$	14.01
Market Closing Price		17.16		21.77
Shares Outstanding		15,542,061		15,565,894

Condensed Consolidated Balance Sheets

First Indiana Corporation and Subsidiaries

(Dollars in Thousands)
(Unaudited)

	June 30 2003	December 31 2002	June 30 2002
Assets			
Cash	$ 68,065	$ 76,050	$ 62,464
Interest-Bearing Due from Banks	8,949	-	-
Federal Funds Sold	-	-	-
Securities Available for Sale	155,024	138,457	145,085
Federal Home Loan Bank and Federal Reserve Bank Stock	25,097	22,491	22,491
Loans			
Business	594,909	501,213	495,427
Consumer	638,982	666,150	672,972
Residential Mortgage	298,789	311,324	278,505
Single-Family Construction	203,735	212,772	220,658
Commercial Real Estate	167,435	146,174	142,532
Total Loans	1,903,850	1,837,633	1,810,094
Allowance for Loan Losses	(46,247)	(44,469)	(37,353)
Net Loans	1,857,603	1,793,164	1,772,741
Premises and Equipment	26,278	21,528	20,148
Accrued Interest Receivable	10,361	10,771	11,936
Mortgage Servicing Rights	8,368	9,065	9,679
Goodwill	36,901	13,045	13,045
Other Intangible Assets	4,989	-	-
Other Assets	48,759	40,643	39,749
Total Assets	$ 2,250,394	$ 2,125,214	$ 2,097,338
Liabilities			
Non-Interest-Bearing Deposits	$ 253,571	$ 180,389	$ 169,461
Interest-Bearing Deposits			
Demand Deposits	212,023	179,751	160,781
Savings Deposits	427,572	398,752	414,581
Certificates of Deposit	652,418	580,312	638,725
Total Interest-Bearing Deposits	1,292,013	1,158,815	1,214,087
Total Deposits	1,545,584	1,339,204	1,383,548
Short-Term Borrowings	150,832	170,956	143,142
Federal Home Loan Bank Advances	278,550	346,532	319,538
Trust Preferred Securities	23,578	11,797	-
Accrued Interest Payable	2,554	2,290	2,942
Advances by Borrowers for Taxes and Insurance	2,736	1,820	3,403
Other Liabilities	29,019	31,404	26,702
Total Liabilities	2,032,853	1,904,003	1,879,275
Shareholders' Equity			
Common Stock	174	173	172
Capital Surplus	44,472	43,296	43,222
Retained Earnings	192,005	194,738	191,077
Accumulated Other Comprehensive Income	3,795	4,644	3,825
Treasury Stock at Cost	(22,905)	(21,640)	(20,233)
Total Shareholders' Equity	217,541	221,211	218,063
Total Liabilities and Shareholders' Equity	$ 2,250,394	$ 2,125,214	$ 2,097,338

Condensed Consolidated Statements of Earnings

First Indiana Corporation and Subsidiaries

(Dollars in Thousands, Except Per Share Data)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	2003	2002
Interest Income				
Loans	$ 27,318	$ 29,343	$ 55,076	$ 58,371
Securities Available for Sale	1,863	2,173	3,892	4,415
Dividends on FRB and FHLB Stock	322	350	668	683
Federal Funds Sold	-	3	3	15
Interest-Bearing Due from Banks	23	-	29	-
Total Interest Income	29,526	31,869	59,668	63,484
Interest Expense				
Deposits	6,449	9,771	13,840	19,972
Short-Term Borrowings	385	527	772	922
Federal Home Loan Bank Advances	2,216	3,098	4,817	6,923
Trust Preferred Securities	226	-	448	-
Total Interest Expense	9,276	13,396	19,877	27,817
Net Interest Income	20,250	18,473	39,791	35,667
Provision for Loan Losses	16,091	4,159	22,328	6,769
Net Interest Income After Provision for Loan Losses	4,159	14,314	17,463	28,898
Non-Interest Income				
Loan and Deposit Charges	4,547	3,897	8,807	7,407
Loan Servicing Income (Expense)	(168)	203	(265)	434
Loan Fees	630	792	1,219	1,397
Trust Fees	709	655	1,435	1,328
Somerset Fees	2,531	2,539	7,230	6,822
Investment Product Sales Commissions	486	927	834	1,535
Sale of Loans	2,895	2,052	5,368	3,933
Sale of Investment Securities	-	223	7	223
Other	904	667	1,818	1,370
Total Non-Interest Income	12,534	11,955	26,453	24,449
Non-Interest Expense				
Salaries and Benefits	11,378	8,616	23,541	18,653
Net Occupancy	1,243	1,041	2,392	2,021
Equipment	1,684	1,555	3,357	3,144
Professional Services	1,374	1,025	2,463	2,096
Marketing	629	494	1,246	1,153
Telephone, Supplies, and Postage	958	893	2,002	1,672
Other Intangible Asset Amortization	184	-	368	-
Other	2,211	1,669	4,051	3,644
Total Non-Interest Expense	19,661	15,293	39,420	32,383
Earnings (Loss) before Income Taxes	(2,968)	10,976	4,496	20,964
Income Taxes	(1,245)	4,080	1,491	7,685
Net Earnings (Loss)	$ (1,723)	$ 6,896	$ 3,005	$ 13,279
Basic Earnings (Loss) Per Share	$ (0.11)	$ 0.44	$ 0.19	$ 0.86
Diluted Earnings (Loss) Per Share	$ (0.11)	$ 0.43	$ 0.19	$ 0.84
Dividends Per Common Share	$ 0.165	$ 0.160	$ 0.330	$ 0.320

Net Interest Margin
First Indiana Corporation and Subsidiaries
(Dollars in Thousands)
(Unaudited)

				Three Months Ended					
		June 30, 2003					June 30, 2002		
	Average Balance		Interest	Yield / Rate		Average Balance		Interest	Yield / Rate
Assets									
Interest-Bearing Due from Banks	$ 6,920	$	23	1.34 %	$	-	$	-	- %
Federal Funds Sold	77		-	-		1,341		3	0.97
Securities Available for Sale	150,361		1,863	4.96		146,239		2,173	5.94
FHLB and FRB Stock	25,029		322	5.15		22,491		350	6.22
Loans									
Business	588,215		7,610	5.19		469,760		6,630	5.66
Consumer	661,132		10,971	6.65		681,360		12,825	7.53
Residential Mortgage	301,105		4,080	5.42		284,780		4,795	6.73
Single-Family Construction	207,140		2,357	4.56		225,502		2,982	5.30
Commercial Real Estate	160,757		2,300	5.73		131,416		2,111	6.44
Total Loans	1,918,349		27,318	5.71		1,792,818		29,343	6.55
Total Earning Assets	2,100,736		29,526	5.63		1,962,889		31,869	6.50
Other Assets	134,499					104,771			
Total Assets	$ 2,235,235				$	2,067,660			
Liabilities and Shareholders' Equity									
Interest-Bearing Deposits									
Demand Deposits	$ 208,028	$	308	0.59 %	$	168,690	$	357	0.85 %
Savings Deposits	429,170		780	0.73		425,240		1,430	1.35
Certificates of Deposit	747,208		5,361	2.88		657,105		7,984	4.87
Total Interest-Bearing Deposits	1,384,406		6,449	1.87		1,251,035		9,771	3.13
Short-Term Borrowings	137,475		385	1.12		123,207		527	1.72
Federal Home Loan Bank Advances	232,077		2,216	3.83		289,490		3,098	4.29
Trust Preferred Securities	12,460		226	7.24		-		-	-
Total Interest-Bearing Liabilities	1,766,418		9,276	2.11		1,663,732		13,396	3.23
Non-Interest-Bearing Demand Deposits	203,461					148,288			
Other Liabilities	40,370					39,635			
Shareholders' Equity	224,986					216,005			
Total Liabilities and Shareholders' Equity	$ 2,235,235				$	2,067,660			
Net Interest Income/Spread		$	20,250	3.52 %			$	18,473	3.27 %
Net Interest Margin				3.86 %					3.76 %

Net Interest Margin

First Indiana Corporation and Subsidiaries

(Dollars in Thousands)
(Unaudited)

	Six Months Ended					
	June 30, 2003			June 30, 2002		
	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate
Assets						
Interest-Bearing Due from Banks	$ 4,375	$ 29	1.33 %	$ -	$ -	- %
Federal Funds Sold	401	3	1.66	2,171	15	1.41
Securities Available for Sale	155,609	3,892	5.00	147,573	4,415	5.98
FHLB and FRB Stock	24,745	668	5.40	22,491	683	6.07
Loans						
Business	577,177	14,841	5.19	453,759	12,889	5.73
Consumer	672,860	22,526	6.72	678,080	25,966	7.68
Residential Mortgage	300,140	8,315	5.54	281,823	9,454	6.71
Single-Family Construction	208,660	4,915	4.75	224,876	5,925	5.31
Commercial Real Estate	156,852	4,479	5.74	127,230	4,137	6.54
Total Loans	1,915,689	55,076	5.78	1,765,768	58,371	6.64
Total Earning Assets	2,100,819	59,668	5.70	1,938,003	63,484	6.58
Other Assets	135,098			105,688		
Total Assets	$ 2,235,917			$ 2,043,691		
Liabilities and Shareholders' Equity						
Interest-Bearing Deposits						
Demand Deposits	$ 197,961	$ 598	0.61 %	$ 157,129	$ 646	0.83 %
Savings Deposits	432,967	1,787	0.83	436,126	2,998	1.39
Certificates of Deposit	721,236	11,455	3.20	642,311	16,328	5.13
Total Interest-Bearing Deposits	1,352,164	13,840	2.06	1,235,566	19,972	3.26
Short-Term Borrowings	136,427	772	1.14	109,418	922	1.70
Federal Home Loan Bank Advances	270,999	4,817	3.58	294,635	6,923	4.74
Trust Preferred Securities	12,133	448	7.38	-	-	-
Total Interest-Bearing Liabilities	1,771,723	19,877	2.26	1,639,619	27,817	3.42
Non-Interest-Bearing Demand Deposits	198,730			147,438		
Other Liabilities	40,518			42,890		
Shareholders' Equity	224,946			213,744		
Total Liabilities and Shareholders' Equity	$ 2,235,917			$ 2,043,691		
Net Interest Income/Spread		$ 39,791	3.44 %		$ 35,667	3.16 %
Net Interest Margin			3.80 %			3.68 %

Loan Charge-Offs and Recoveries

First Indiana Corporation and Subsidiaries

(Dollars in Thousands)

(Unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Allowance for Loan Losses at Beginning of Period	$ 48,178	$ 38,193	$ 44,469	$ 37,135
Charge-Offs				
Business	13,889	3,217	16,636	3,525
Consumer	1,135	2,023	2,785	3,406
Residential Mortgage	29	20	110	20
Single-Family Construction	3,640	71	3,923	71
Commercial Real Estate	22	52	22	62
Total Charge-Offs	18,715	5,383	23,476	7,084
Recoveries				
Business	328	70	639	71
Consumer	234	286	420	399
Residential Mortgage	7	-	7	-
Single-Family Construction	124	15	151	49
Commercial Real Estate	-	13	-	14
Total Recoveries	693	384	1,217	533
Net Charge-Offs	18,022	4,999	22,259	6,551
Provision for Loan Losses	16,091	4,159	22,328	6,769
Allowance Related to Bank Acquired	-	-	1,709	-
Allowance for Loan Losses at End of Period	$ 46,247	$ 37,353	$ 46,247	$ 37,353
Net Charge-Offs to Average Loans (Annualized)	3.77 %	1.12 %	2.34 %	0.74 %
Allowance for Loan Losses to Loans at End of Period	2.43	2.06		
Allowance for Loan Losses to Non-Performing Loans at End of Period	119.57	108.83		

Non-Performing Assets

First Indiana Corporation and Subsidiaries

(Dollars in Thousands)

(Unaudited)

	June 30, 2003	December 31, 2002	June 30, 2002
Non-Performing Loans			
Non-Accrual Loans			
Business	$ 10,966	$ 20,234	$ 6,310
Consumer	8,323	9,405	12,118
Residential Mortgage	2,718	2,474	3,773
Single-Family Construction	8,833	4,286	5,116
Commercial Real Estate	5,440	2,059	3,127
Total Non-Accrual Loans	36,280	38,458	30,444
Accruing Loans			
Business - Past Due 90 Days or More	482	1,535	1,148
Consumer - Past Due 90 Days or More	1,915	3,093	2,683
Single-Family Construction - Past Due 90 Days or More	-	-	48
Total Accruing Loans	2,397	4,628	3,879
Total Non-Performing Loans	38,677	43,086	34,323
Other Real Estate Owned, Net	5,473	8,670	7,714
Total Non-Performing Assets	$ 44,150	$ 51,756	$ 42,037
Non-Performing Loans to Loans at End of Period	2.03 %	2.34 %	1.90 %
Non-Performing Assets to Loans and OREO at End of Period	2.31	2.80	2.31